UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September  2020

Commission File Number: 001-38421

GOLDEN BULL LIMITED

(Translation of registrant’s name into English)

136-20 38th Ave., Flushing, NY 11354

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒              Form 40-F      ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Other Events- Submission of Matters to a Vote of Security Holders.

On September 4, 2020, Golden Bull Limited (the “Company”) held its Annual Meeting of Shareholders (the “Meeting”). The following matters were submitted to a vote of the Company’s shareholders at the Meeting: (i) the election of seven (7) directors to serve until the next annual meeting of shareholders and until their successors are duly elected and qualified; (ii) amendment of the Memorandum of Association to increase the authorized shares; (iii) amendment of the Certificate of Incorporation to effect the name change; and (iv) ratification of independent registered public accounting firm for the 2020 fiscal year.

At the Meeting, a total of 30,254,263 ordinary shares of the Company voted in person or by proxy, out of 43,699,185 (69%) ordinary shares entitled to vote at the Meeting. Set forth below are the number of votes cast for, withheld or abstained, as to each matter:

1. Election of Seven (7) Directors:

Nominee	For	Against	Abstained
Ping Liu	30,156,575	1,051	6,727
Min Hu	30,156,612	1,004	6,737
Erke Huang	30,156,612	1,004	6,737
Ichi Shih	30,163,099	1,051	203
Chaohui Deng	30,163,136	1,004	213
Yan Xiong	30,163,139	1,004	210
Hong Yu	30,156,612	1,004	6,737

2. Amendment of the Memorandum of Association to Increase Ordinary Shares from 50 million to 150 million:

For	Against	Abstained
30,157,601	6,552	200

3. Amendment to Certificate of Incorporation to Effect Name Change to Bit Digital, Inc.:

For	Against	Abstained
30,162,670	1,063	620

4. Ratification of JLKZ CPA LLP as Independent Registered Public Accounting Firm:

For	Against	Abstained
30,164,260	3	90

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Bull Limited

By:	/s/ Erke Huang
Name:	Erke Huang
Title:	Chief Financial Officer

Date: September 8, 2020

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